FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                        For the month of December, 2007
                              07 December, 2007



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO.1    Press release of British Sky Broadcasting Group plc
                announcing Board Changes released on 07 December, 2007



                    BSkyB Group plc announces Board changes

   .Rupert Murdoch steps down from the Board
   .James Murdoch appointed Non-Executive Chairman
   .Jeremy Darroch appointed Chief Executive Officer
   .Selection process underway for new Chief Financial Officer

The Board of British Sky Broadcasting Group plc ("Sky" or the "Company") today announced that Rupert Murdoch has decided to step down as Chairman and as a Director of the Company. He is succeeded as Non-Executive Chairman by James Murdoch, who was appointed to Sky's Board as a Non-Executive Director in February 2003 and has served as Chief Executive Officer since November 2003. The appointment was made following consultation with major shareholders. James Murdoch is leaving his post as CEO to take a new executive position at News Corporation.

The Board has appointed Jeremy Darroch, previously Sky's Chief Financial Officer, as Chief Executive Officer. The decision follows a review of potential candidates from inside and outside the Company by the Independent Non-Executive Directors.

Since joining Sky in August 2004, Mr Darroch has worked closely with James Murdoch in setting strategic direction for the Company and has been deeply involved in the running of the business at all levels. He joined Sky from retail group DSG International plc (then Dixons Group plc), where he held the position of Group Finance Director. Prior to DSG, he spent 12 years at Procter & Gamble in a variety of roles in the UK and Europe. Mr Darroch is also a Non-Executive Director and Chairman of the Audit Committee of Marks & Spencer plc.

The Board has initiated the process to select a new Chief Financial Officer. A further announcement will be made in due course.

The changes were overseen by Nicholas Ferguson, Sky's Senior Independent Non-Executive Director, working in close consultation with Lord Rothschild, Deputy Chairman, and Lord Wilson of Dinton, Chairman of the Corporate Governance and Nominations Committee, and were approved unanimously by the Board.

Speaking on behalf of the Board, Nicholas Ferguson said:

"With these changes, the Board has taken action to ensure continuity of world-class leadership at Sky. Jeremy has played a crucial role in the company's transformation. He is the first Chief Executive to be appointed from within Sky and is the unanimous choice of the Board to lead the company's continued growth. Under James and Jeremy, Sky has accelerated its rate of growth and, with the outstanding management team in place, is prospering in both entertainment and communications.

"We are delighted that James has accepted the appointment as Non-Executive Chairman. The Board is committed to high standards of corporate governance and seeks to comply with the Combined Code. We are well aware of its terms with respect to independence. Sky has strong Independent Directors and we were quite clear that our overriding duty in selecting a Chairman was to do what was in the best interest of the Company and its shareholders. We were unanimous in our decision that the appointment of James meets this key test given his deep knowledge and understanding of the strategic issues facing the Company and the industries in which we operate, his commitment to Sky, and the continuity this provides.

"Under the leadership of Jeremy, and with James as Non-Executive Chairman, this is the right, strong team to take Sky forward with an effective strategy for growth in the fast changing media and communications marketplace.

"Finally, on behalf of the whole Board and the shareholders, I would like to express our warmest gratitude for, and pay tribute to, the unparalleled contribution made by Rupert Murdoch over the last eighteen years. His spirit and vision have been instrumental in building one of Britain's great companies."

Rupert Murdoch became a Director of the Company in 1990 and has served as Chairman since 1999. Over the course of his involvement, Sky has grown from a start-up to Europe's most valuable pay TV company, reaching one in three households in the UK and Ireland.

Rupert Murdoch said:

"Sky is a special company with a deeply held belief that people benefit from increased choice. Today more customers are choosing Sky than ever before as the company strives to offer the best choice, quality and value in an expanding marketplace. This progress has been achieved by an accomplished executive team under the leadership of James and Jeremy. I am confident that they and their colleagues will continue to set the pace in our industry."

James Murdoch said:

"The team at Sky has demonstrated the success that can be achieved with an appetite for change and a single-minded focus on customers. I am pleased to have the opportunity to become Non-Executive Chairman and I look forward to supporting Jeremy in his role as Chief Executive. Sky's transformation is progressing well and both Jeremy and I are committed to seeing it through."

Jeremy Darroch said:

"Few companies of Sky's scale have its capacity for moving quickly, seizing opportunities and thriving on a culture of change. Sky's success is a testament to the talent of my colleagues and I'm excited and privileged to lead a company that touches so many families across the UK and Ireland. We are well positioned and I am committed to pursuing a strategy that further deepens our customer relationships and creates significant value for shareholders."

                                      END


NOTES

1. Independent Non-Executive Directors:

Lord Rothschild (Deputy Chairman, member of the Corporate Governance & Nominations Committee)
Nicholas Ferguson (Senior Independent Non-Executive)
David Evans
Andrew Higginson
Allan Leighton
Jacques Nasser
Gail Rebuck
Lord Wilson of Dinton (Chairman of the Corporate Governance & Nominations Committee)

2. James Murdoch intends to offer himself for reappointment by shareholders at the Company's 2008 Annual General Meeting

3. It has been announced separately today that James Murdoch has been appointed to the new executive position of Chairman and Chief Executive, Europe and Asia, News Corporation.

4. Biographical Details:

James Murdoch
James Murdoch has been a Director of Sky since February 2003 and its Chief Executive Officer since November 2003. Prior to his appointment as CEO, he was Chairman and Chief Executive Officer of Star Group Limited. Mr Murdoch serves on the Board of Yankee Global Enterprises, the Board of Trustees of the Harvard Lampoon and the Leadership Council of The Climate Group.

Jeremy Darroch
Jeremy Darroch was appointed as Chief Financial Officer and a Director of Sky in August 2004. He was previously Group Finance Director of DSG International plc (then Dixons Group plc), which he joined in January 2000 as Retail Finance Director. Prior to Dixons, he spent 12 years at Procter & Gamble in a variety of roles in the UK and Europe, latterly as European Finance Director for their Health Care businesses. Mr Darroch is a Non-Executive Director and Chairman of the Audit Committee of Marks & Spencer plc.

Nicholas Ferguson
Nicholas Ferguson was appointed as a Director of the Company in June 2004 and Senior Independent Non-Executive Director in June 2007. Mr Ferguson is Chairman of SVG Capital plc, a publicly-quoted private equity group, and was formerly Chairman of Schroder Ventures. He is also Chairman of the Courtauld Institute of Art and the Institute of Philanthropy.


Enquiries:

Analysts/Investors:

Andrew Griffith  Tel: 020 7705 3118
Robert Kingston  Tel: 020 7705 3726

E-mail: investor-relations@bskyb.com

Press:

Matthew Anderson Tel: 020 7705 3267
Robert Fraser    Tel: 020 7705 3036

E-mail: corporate.communications@bskyb.com



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 07 December, 2007                  By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary